Filed Pursuant to Rule 253(g)(2)

File No. 024-11455

SUPPLEMENT DATED JANUARY 18, 2022

TO OFFERING CIRCULAR DATED MARCH 30, 2021

M&M Media, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 30, 2021 (the “Offering Circular”) of M&M Media, Inc. (the “Company”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce a change to the price to the public for our Units and the minimum investment amount.

Price; Minimum Investment

We have determined that the price to the public for each Unit will be $1.20. Each Unit consists of one (1) share of Class B Common Stock and one (1) Warrant exercisable for one-half (1/2) share of Class B Common Stock at $2.00.

The minimum investment in this offering is $1,200, or 1,000 Units.

As of January 18, 2022, the Company has received committed subscriptions for a total of 3,433,035 Units at the per Unit price of $1.00, representing cash commitments of $3,433,035, and potential proceeds from the exercise of Warrants of $3,433,035. No Warrants issued as part of Units sold have been exercised as of January 18, 2022. Assuming the remaining 21,566,965 Units to be sold by the Company are sold at the per Unit price of $1.20, the Company would raise an additional $25,880,358 in gross proceeds from the sale of Units. Additionally, assuming all Warrants issued as part of the Units are exercised, the Company would receive an additional $25,000,000 in gross proceeds, for a maximum gross proceeds of $54,313,393 from the sale of Units and the exercise of Warrants issued in the Company’s offering.